Filed Pursuant to Rule 433

Registration Statement (No. 333-238617-02)

February 21, 2023

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated February 21, 2023)

Issuer:	CenterPoint Energy Resources Corp.

Legal Format:	SEC Registered

Anticipated Ratings*:	A3 (stable) / BBB+ (stable) / A- (stable) (Moody’s / S&P / Fitch)

Security:	5.25% Senior Notes due 2028	5.40% Senior Notes due 2033

Size:	$600,000,000	$600,000,000

Maturity Date:	March 1, 2028	March 1, 2033

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1, commencing September 1, 2023	Semi-annually in arrears on March 1 and September 1, commencing September 1, 2023

Coupon Rate:	5.25%	5.40%

Price to Public:	99.680%	99.975%

Benchmark Treasury:	3.500% due January 31, 2028	3.500% due February 15, 2033

Benchmark Treasury Yield:	4.173%	3.953%

Spread to Benchmark Treasury:	+115 basis points	+145 basis points

Re-offer Yield:	5.323%	5.403%

Optional Redemption:	Prior to February 1, 2028, greater of: (1)(a) make-whole at treasury rate[1] plus 20 basis points (calculated to February 1, 2028), less (b) interest accrued to the date of redemption and (2) 100%, plus in either case, accrued and unpaid interest. On or after February 1, 2028, 100% plus accrued and unpaid interest.	Prior to December 1, 2032, greater of: (1)(a) make-whole at treasury rate[1] plus 25 basis points (calculated to December 1, 2032), less (b) interest accrued to the date of redemption and (2) 100%, plus in either case, accrued and unpaid interest. On or after December 1, 2032, 100% plus accrued and unpaid interest.

CUSIP:	15189YAG1	15189YAH9

Trade Date:	February 21, 2023

Expected Settlement Date:	February 23, 2023 (T+2)

Joint Book-Running Managers:

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Comerica Securities, Inc.

PNC Capital Markets LLC

Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC

[1]	The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated February 21, 2023.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at (866) 271-7403, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, TD Securities (USA) LLC toll-free at (855) 495-9846, Truist Securities, Inc. toll-free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.